

August 31, 2011

Via E-mail
Karl J. Schmidt
Chief Financial Officer
Atkore International Holdings, Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re:** **Atkore International Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 12, 2011**
> **File No. 333-174689**

Dear Mr. Schmidt:

We have reviewed your amended registration statement and response letter. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we are continuing to review your responses to prior comments 15 and 44 in our letter dated June 30, 2011.

Facing Page

2. We note that the facing page identifies Atkore International Holdings Inc. as the primary issuer, but it appears from the fee table and other disclosures in the prospectus that Atkore International Holdings Inc. is a guarantor. We also note your disclosure in the table of additional registrants and throughout the prospectus, which identifies Atkore International, Inc. as the note issuer. Please revise your registration statement to include Atkore International, Inc. on the facing page.

Prospectus cover page

3. We note your response to prior comment one in our letter dated June 30, 2011. Please revise your disclosure in the prospectus to explain the significance of the fact that the guarantee of Atkore International Holdings Inc. is separate from, and not joint and several with, the other guarantees. For example, and not by limitation, explain how it may impact the noteholders' ability to seek repayment from the guarantors in the event of a company default.

The Transactions, page 5

4. Please briefly explain who Atkore International Group Inc. ("Atkore Group") is in relationship to the issuer, Atkore International, Inc. We note that this information is available on the following page in the corporate structure diagram, but it would be helpful to understanding the Transactions if this were clarified in this discussion.

5. Please include a bullet that explains what happened to TEMP in the transactions. We note disclosure elsewhere that refers to "our acquisition of TEMP in connection with the Transactions", but the information you have provided here focuses mainly on the sale of a 51% interest in Atkore Group to CD&R without reference to any transaction involving TEMP. Please also clarify, here or in the corporate structure diagram, why CD&R is shown as having a 52.2% interest in Atkore Group as of July 31, 2011.

Unaudited Pro Forma Condensed Financial Data, page 56

6. We note your response to prior comment 17 in our letter dated June 30, 2011. Please disclose here, and in note 2 on page F-54, that you do not expect material changes as a result of the finalization of your purchase price allocation, as stated in your response letter.

7. Please clarify why note (a) on page 59 includes a pro forma adjustment that increases depreciation expense by $2 million and note (a) on page 61 includes a pro forma adjustment that decreases depreciation expense by $2 million. Also, please revise notes (b) on pages 59 and 61 to separately disclose the pro forma adjustments related to depreciation expense and amortization expense.

8. Refer to note (b) on page 59. Please reconcile the amount of transaction fees you exclude from the pro forma financial statements with the amount of fees you expensed as disclosed on page 54.

Management's Discussion and Analysis of Financial Condition . . . , page 64
Liquidity and Capital Resources, page 88

9. We note your response to prior comment 20 in our letter dated June 30, 2011. Given that your cash and short-term investments balances held in foreign entities for the referenced

periods were the total of your cash and cash equivalents balances, please further discuss your ability to meet obligations from domestic cash flows.

10. We note your response to prior comment 43 in our letter dated June 30, 2011. Please disclose and discuss the 12% cumulative preferred stock dividend that will required to be paid by Atkore Group, your parent, including if and how you may be required to fund the dividends and how that would impact your liquidity.

Critical Accounting Policies, page 92
Pension and Postretirement Benefits, page 94

11. We note your response to prior comment 25 in our letter dated June 30, 2011. Given that the discount rate decreased significantly from fiscal 2009 to 2010, please disclose and discuss how this decrease impacted your plan estimates and operating results.

Financial Statements

12. Please include audited financial statements of Atkore International Holdings Inc., the registrant, as required by Article 3 of Regulation S-X.

Unaudited Financial Statements of Atkore International Holdings Inc.
General

13. We note your response to prior comment 43 in our letter dated June 30, 2011. Please include a discussion of the significant terms of Atkore Group's 12% cumulative preferred stock in your financial statements, including any potential requirement to fund future dividends.

Note 2. Acquisitions, page F-54

14. We note your responses to prior comments 14 and 45 in our letter dated June 30, 2011. It remains unclear to us why you included the $15 million fee paid to Tyco as purchase price consideration. Please more fully explain the specific nature of the costs that the fees paid to Tyco and CD&R were meant to reimburse. Also, please explain if Tyco provided any assistance in the debt issuances.

15. We note your response to prior comment 46 in our letter dated June 30, 2011. Please disclose the underlying reasons for goodwill being recognized in the Transactions.

14. Commitments and Contingencies, page F-68

16. We note your response to prior comment 50 in our letter dated June 30, 2011. Please disclose the range of reasonably possible losses in excess of the amounts accrued or, if appropriate, state that the range is not material to your financial statements. We note

your disclosure regarding your assessment of the outcome of the proceedings, but it is unclear if this contemplates the range of reasonably possible losses.

17. We have reviewed your response to prior comment 51 in our letter dated June 30, 2011. While we note you do not believe it is probable that you will incur a liability related to your tax matters in Brazil, it continues to be unclear to us what consideration you have given to disclosing the range of reasonably possible losses. Please disclose this range or, if you are unable to estimate a range, disclose that fact and please explain to us why.

18. We note your response to prior comment 53 in our letter dated June 30, 2011. It continues to be unclear to us what consideration you have given to disclosing a range of reasonably possible losses. Please explain. Please be advised that these amounts are different from probable losses that are required to be accrued in your financial statements. Reference ASC 450.

Note 18. Guarantor Financial Information, page F-77

19. We note your response to prior comment 54 in our letter dated June 30, 2011. Please clarify, if accurate, that each guarantor subsidiary is "100% owned" as required by Rule 3-10 of Regulation S-X. Also, please clarify here and on page 13 that the collateral for the notes does not include the capital stock of any subsidiary to the extent that the pledge of such stock would result in a requirement to file separate financial statements under Rule 3-16 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin at (202) 551-3747 or, in her absence, Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Paul M. Rodel, Esq.